UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tuniu Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P106 (1)

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares, each representing three class A ordinary shares, par value $0.0001 per share.

CUSIP No. 89977P106

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 78,061,780 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 78,061,780 Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,061,780 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.0% (1)
14	Type of Reporting Person (See Instructions) HC

(1)

The percentage is calculated based on 371,398,555 ordinary shares of the Issuer outstanding as of February 28, 2023, including 17,373,500 Class B ordinary shares outstanding and 354,025,055 Class A ordinary shares outstanding (excluding 17,932,986 Class A ordinary shares, represented by 5,977,662 American depositary shares, reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer), as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No. 89977P106

1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 78,061,780 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 78,061,780 Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,061,780 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.0% (1)
14	Type of Reporting Person (See Instructions) CO

(1)

The percentage is calculated based on 371,398,555 ordinary shares of the Issuer outstanding as of February 28, 2023, including 17,373,500 Class B ordinary shares outstanding and 354,025,055 Class A ordinary shares outstanding (excluding 17,932,986 Class A ordinary shares, represented by 5,977,662 American depositary shares, reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer), as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No. 89977P106

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 6, 8-12th Floor, Building 6-A, Juhuiyuan, No. 108 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210023, People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing three Class A Shares, are listed on the Nasdaq Global Market under the symbol “TOUR.”

In addition to Class A Shares, the Issuer also has outstanding Class B ordinary shares, par value $0.0001 per share (the “Class B Shares,” and together with the Class A Shares, the “Ordinary Shares”). Holders of Class A Shares are entitled to one vote per share, while holders of Class B Shares are entitled to ten votes per share. Holders of Class A Shares and Class B Shares vote together as one class on all matters subject to a shareholders’ vote. Each Class B Share is convertible into one Class A Share at any time by the holder thereof, while Class A Shares are not convertible into Class B Shares under any circumstance.

Item 2. Identity and Background.

This Statement is being filed by the following:

(i) JD.com, Inc., a Cayman Islands company (“JD”); and

(ii) JD.com Investment Limited, a company organized under the laws of the British Virgin Islands and a direct wholly-owned subsidiary of JD (“JD Investment BVI”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

JD is a leading supply chain-based technology and service provider. Its American depositary shares are listed on the NASDAQ Global Select Market under the symbol “JD,” and its class A ordinary shares are listed on the Hong Kong Stock Exchange under the stock code “9618.” The address of JD’s principal office is at 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, the People’s Republic of China.

JD Investment BVI is a direct wholly-owned subsidiary of JD and is principally engaged in the business of holding securities in the subsidiaries or equity investees of JD. The registered office of JD Investment BVI is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on December 27, 2023 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

CUSIP No. 89977P106

Item 3. Source and Amount of Funds or Other Consideration.

JD Investment BVI entered into a termination agreement with Hopeful Tourism Limited, a company incorporated under the laws of Hong Kong (“Hopeful Tourism”), Caissa Sega Tourism Culture Development Group Co., Ltd, a company incorporated under the laws of the People’s Republic of China (“Caissa Sega”), Fabulous Jade Global Limited, a company incorporated under the laws of the British Virgin Islands (“Fabulous Jade”), and JD.com E-commerce (Investment) Hong Kong Corporation Limited, a company incorporated under the laws of Hong Kong (“JD Hong Kong”) on December 19, 2023, a copy of which is attached hereto as Exhibit 99.2 (the “Termination Agreement”). The description of the Termination Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Under the Termination Agreement, the parties thereto agreed to terminate the share purchase agreement dated as of June 19, 2020 by and among JD Investment BVI, JD Hong Kong and Caissa Sega (as assigned and amended from time to time, the “SPA”), according to which JD Hong Kong had transferred 12,436,780 Class A Shares of the Issuer to Hopeful Tourism and JD Investment BVI had transferred all the shares in Fabulous Jade, which then held 65,625,000 Class A Shares of the Issuer, to Hopeful Tourism, but Hopeful Tourism has not paid the purchase price under the SPA to JD Hong Kong or JD Investment BVI. Furthermore, the parties to the Termination Agreement agreed that, concurrently with the termination of the SPA, the 12,436,780 Class A Shares then held by Hopeful Tourism and the 65,625,000 Class A Shares then held by Fabulous Jade shall be returned and transferred to JD Investment BVI. As of the date of this Statement, JD Investment BVI has been registered as the holder of all the returned shares, i.e., a total of 78,061,780 Class A Shares of the Issuer (the “Returned Shares”).

The consideration for the acquisition of the Returned Shares by JD Investment BVI is the agreements to terminate the SPA and to release each other from liabilities that arise from or relate to the SPA, as provided under the Termination Agreement.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

As described in Item 3 above and Item 6 below, which descriptions are incorporated by reference in this Item 4, this Statement is being filed in connection with the acquisition of the Returned Shares by JD Investment BVI pursuant to the Termination Agreement. Upon the closing of the share transfers contemplated under the SPA in November 2020, the Reporting Persons had transferred to Hopeful Tourism all Class A Shares of the Issuer beneficially owned by them. However, due to the failure of Hopeful Tourism to pay the purchase price under the SPA, the relevant parties finally entered into the Termination Agreement to have the Returned Shares returned to JD Investment BVI. As a result of the transactions described in this Statement, the Reporting Persons acquired approximately 21.0% of the Issuer’s issued and outstanding shares. In connection with the transfer of the Returned Shares, the Reporting Persons plan to appoint a director to the board of directors of the Issuer, and the Issuer has agreed to cooperate on the appointment of such director.

The Reporting Persons have no present intention to acquire additional securities of the Issuer, and they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the documents described in the Statement. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

CUSIP No. 89977P106

Except as set forth in this Statement or in the transactions or documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,

(d) Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e) Any material change in the present capitalization or dividend policy of the Issuer,

(f) Any other material change in the Issuer’s business or corporate structure,

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,

(h) Causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information contained on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) As of the date hereof, JD Investment BVI directly holds 78,061,780 Class A Shares, representing 22.0% of the Issuer’s outstanding Class A Shares, or 21.0% of the Issuer’s outstanding Ordinary Shares, or 14.8% of total voting power.

As of the date hereof, JD may be deemed to have beneficial ownership of the 78,061,780 Class A Shares directly held by JD Investment BVI, representing 22.0% of the Issuer’s outstanding Class A Shares, or 21.0% of the Issuer’s outstanding Ordinary Shares, or 14.8% of total voting power. JD is the sole shareholder of JD Investment BVI. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, JD may be deemed to beneficially own all of the Class A Shares held by JD Investment BVI.

CUSIP No. 89977P106

The above disclosure of percentage information was calculated based on a total of 371,398,555 Ordinary Shares of the Issuer outstanding as of February 28, 2023, including 17,373,500 Class B Shares outstanding and 354,025,055 Class A Shares outstanding (excluding 17,932,986 Class A Shares, represented by 5,977,662 ADSs, reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer), as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2023. Each Class B Share is convertible into one Class A Share at any time by the holder thereof, while Class A Shares are not convertible into Class B Shares under any circumstance.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

(b) The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Termination Agreement

JD Investment BVI entered into the Termination Agreement with Hopeful Tourism, Caissa Sega, Fabulous Jade and JD Hong Kong on December 19, 2023. Under the Termination Agreement, the parties thereto agreed to terminate the SPA, according to which JD Hong Kong had transferred 12,436,780 Class A Shares of the Issuer to Hopeful Tourism and JD Investment BVI had transferred all the shares in Fabulous Jade, which then held 65,625,000 Class A Shares of the Issuer, to Hopeful Tourism, but Hopeful Tourism has not paid the purchase price under the SPA to JD Hong Kong or JD Investment BVI. Furthermore, the parties to the Termination Agreement agreed that, concurrently with the termination of the SPA, the 12,436,780 Class A Shares then held by Hopeful Tourism and the 65,625,000 Class A Shares then held by Fabulous Jade shall be returned and transferred to JD Investment BVI.

The foregoing description of the Termination Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Termination Agreement. A copy of the Termination Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

CUSIP No. 89977P106

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated December 27, 2023, by and between JD.com, Inc. and JD.com Investment Limited

99.2	Termination Agreement, dated December 19, 2023, by and among Hopeful Tourism Limited, Caissa Sega Tourism Culture Development Group Co., Ltd, Fabulous Jade Global Limited, JD.com E-commerce (Investment) Hong Kong Corporation Limited and JD.com Investment Limited

CUSIP No. 89977P106

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2023	JD.com, Inc.

	By:	/s/ Sandy Ran Xu
	Name:	Sandy Ran Xu
	Title:	Director and Chief Executive Officer

JD.com Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

CUSIP No. 89977P106

SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. Except for Mr. Ming Huang, Mr. Louis T. Hsieh, Mr. Dingbo Xu, Ms. Caroline Scheufele and Ms. Carol Yun Yau Li, the business address of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:

Richard Qiangdong Liu	Chairman of the Board of Directors	*	P.R. China	—

Sandy Ran Xu	Director	*	P.R. China	—

Ming Huang(1)	Independent Director	Professor of finance at the Johnson Graduate School of Management at Cornell University	United States	—

Louis T. Hsieh(2)	Independent Director	Global Chief Financial Officer and Board Director of Hesai Technology	United States	—

Dingbo Xu (3)	Independent Director	Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School	P.R. China	—

Caroline Scheufele (4)	Independent Director	Co-president and Artistic Director of Chopard	Switzerland	—

Carol Yun Yau Li (5)	Independent Director	Managing Director of Yale Center Beijing	P.R. China	—

Executive Officers:

Sandy Ran Xu	Chief Executive Officer	*	P.R. China	—

Ian Su Shan	Chief Financial Officer	*	Macao	—

Pang Zhang	Chief Human Resources Officer	*	P.R. China	—

*	The principal occupation is the same as his/her position with JD.
(1)	The business address of Prof. Ming Huang is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.
(2)	The business address of Mr. Louis T. Hsieh is Tower 2,37-B, I Austin Road West, Kowloon, Hong Kong.

CUSIP No. 89977P106

(3)	The business address of Prof. Dingbo Xu is China Europe International Business School, 699 Hongfeng Road, Pudong, Shanghai 201206, China.
(4)	The business address of Ms. Caroline Scheufele is Chopard & Cie SA, Rue de Veyrot 8, 1217 Meyrin, Switzerland.
(5)	The business address of Ms. Carol Yun Yau Li is Tower B 36/F, 8 Jianguomenwai Avenue, Chaoyang District, Beijing, China.

Directors and Executive Officers of JD Investment BVI

The names of the directors and the names and titles of the executive officers of JD Investment BVI and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Room 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with JD Investment BVI	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:

Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:

N/A